
May 13, 2011

Patrick E. Allen
Chief Financial Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, Iowa 52498

> **Re: Rockwell Collins, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed November 23, 2010**
> **File No. 001-16445**

Dear Mr. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Pension Benefits, page 45

1.   We note that you have estimated and disclosed the amounts by which your fiscal year 2010 pension expense would have changed if your assumption regarding the pension obligation discount rate was increased or decreased by 25 basis points. Given the material impact that a change in the discount rate has had on the reported pension benefit obligation in each of the last three fiscal years, we believe that you should also estimate and disclose the amount by which your net pension obligation balance would have changed as a result of similar hypothetical changes to your discount rate assumption. Please revise you disclosure accordingly, or advise.

Critical Accounting Policies

Program Investments, page 42

2.   We note that capitalized pre-production engineering costs have increased from $166 million as of September 30, 2008 to $393 million as of March 31, 2011. Similarly, we note that your net capitalized up-front sales incentives balance has increased from $56 million as of September 30, 2008 to $162 million as of March 31, 2011. Given that (I) the recent growth in each of these asset balances appears to be material relative to the amounts that have historically been capitalized and (II) the combined balances comprise an increasing percentage of total assets (being more than 11% of total assets at March 31, 2011), we believe that it may be appropriate for you to expand your MD&A disclosure (e.g., as part of your "Overview and Outlook" discussion) to analyze the underlying reasons for this trend, as well as the potential impact of this trend on your future results and cash flows. For example, we believe that it may be appropriate for you to discuss (A) the factors contributing to the increase in capitalized costs (e.g., material new programs that have been awarded), (B) the period over which you expect the material increases in your capitalized program investment costs to continue, (C) the weighted-average period over which you expect the capitalized costs to be recognized, (IV) the expected revenue stream attributable to such expenditures, and (V) the source of funding and impact on liquidity. Please revise your disclosure, or advise. In addition, provide your proposed expanded disclosure as part of your response.

3.   We note that you amortize "Program Investments" over their estimated useful lives, which are limited to (I) the amount of time you are virtually assured to earn revenue through a contractually enforceable right included in the underlying long-term supply arrangements or (II) a maximum of 15 years. Based upon (A) your amortization policy and (B) the accumulated amortization balances attributable to your capitalized up-front sales incentives at September 30, 2009 and March 31, 2011, it appears that a substantial portion of your capitalized up-front sales incentive costs were not being amortized as of March 31, 2011. In addition, it is not clear whether the impact of the recent material increases in your up-front sales incentive costs have been reflected in the projected annual intangible asset amortization expense amounts presented in the "Goodwill and Intangible Assets" footnote (i.e., Note 7) to your financial statements for the periods ended September 30, 2010 and March 31, 2011. Based upon the observations noted above, we believe that it may be appropriate for you to expand your disclosure in MD&A and/or your footnotes to discuss the expected timing of commencement of amortization of your recently capitalized up-front sales incentive costs, as well as the expected impact of the amortization on your results of operations, if material. Please advise or revise. In addition, consider whether similar disclosure would be appropriate with regard to your capitalized pre-production engineering costs. Finally, please revise your disclosure in "Critical Accounting Policies," as well as in Note 2 to your annual financial statements, to clarify the basis of the amortization of Program Investment costs – for example, straight-line, as a part of inventory unit costs, proportional (including basis for the

proportion), etc. Please provide your proposed expanded disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Retirement Benefits

Actuarial Assumptions, page 72

4.   Please refer to your disclosure on page 73, which addresses the amortization of actuarial gains and losses. We note that through the fiscal year ended September 30, 2010, you amortized actuarial gains and losses in excess of the "corridor" over the average remaining service period of active participants, which was approximately 11 years. However, beginning in 2011, you plan to amortize actuarial gains and losses in excess of the "corridor" over the expected future lifetime of inactive participants, which is approximately 28 years. Based upon your disclosure, it appears that the basis for the change in the amortization period was your determination that "almost all" of "the plan's" participants were inactive as of September 30, 2010, due to the discontinuance of benefit accruals for services rendered after September 30, 2006 for all salaried and hourly employees not covered by collective bargaining agreements. In this regard, please tell us why "almost all" of the participants were not considered inactive prior to September 30, 2010. As part of your response, please cite the accounting guidance you relied upon to support your conclusion that the participants should be deemed inactive only as of September 30, 2010 and not as of an earlier period. Further, since you have a number of pension plans, clarify for us the "plan" to which the change in the amortization of net actuarial gains and losses pertains to. In connection with this, please clarify for us whether your reference to "almost all" plan participants refers to the total number of participants in the affected plan (i.e., including salaried and hourly participants) or only to the number of salaried and hourly participants of that plan. Include in your response: (a) the number of salaried and hourly participants affected, (b) the total number of participants in the affected plan inclusive of the number in (a), and (c) the total number of participants in all of your pension plans combined inclusive of the number in (b). Also, explain to us: (i) how the discontinuance of benefit accruals for all salaried and hourly employees not covered by collective bargaining agreements was sufficient that almost all participants of the affected plan were considered to be inactive as a consequence of this focused action, (ii) the portion of the net actuarial loss in accumulated other comprehensive loss attributed to this population, and (iii) how this population relates to the $42 million reduction in overall 2011 pension expense.

Note 14. Company-Funded Research and Development, page 82

5.   Based upon your disclosure, we note that reimbursements for customer-funded R&D expenditures are accounted for as "sale[s] when earned." In this regard, tell us and disclose, as appropriate, the basis upon which you consider such reimbursements to be

earned. Additionally, please explain to us why you believe it is appropriate to record reimbursements as sales and the accounting guidance you relied on in support of your treatment. As part of your response, also explain to us what consideration was given to FASB ASC 912-730 in determining your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief